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EXHIBIT 10(q)

(Telephone numbers and addresses have been omitted.)

Revised Offer
July 23, 2001

Richard L. Manetta

Dear Dick:

        It is my pleasure to offer you the position of Corporate Vice-President and General Counsel for The Dow Chemical Company, located in Midland, Michigan, with a starting date of July 30th, 2001. I feel very confident that over the coming years, you can be instrumental in building a foundation of leadership for Dow's Law Department that will serve us far into the future, leaving a lasting impression on our company. In our discussions we have come to understand that this is what you want as well, and, as such, I believe that there is a unique fit between your aspirations and what Dow has to offer. I hope that you will decide to take up this challenge and join what I believe is a truly outstanding Corporate Leadership Team, working to make Dow the preeminent chemical company in the world today.

        As you might expect, an offer for a position at a level such as this requires some detail to address properly. While there are a number of details not represented in this offer, below is a summary of the package that Dow will provide should you accept this position. As you will see, the offer is constructed around the five-year time period that we discussed would be optimal in terms of your ability to develop a robust line of succession in Dow's Law Department.

Base Pay:	Your initial salary will be $450,000 per year, or $37,500 per month. Under our Salary Management Process, your future increases will be based upon individual performance. Dow conducts a global compensation planning exercise in February of each year. At that time, you will be eligible to receive consideration for a salary increase to become effective in March of 2002.
Variable Pay:
You will be eligible for variable pay as a participant in the Performance Award Program. This program is linked to a combination of company performance and individual/team performance goals. Your variable pay target amount for 2001 will be 70% of your annual base salary. The actual amount paid could range from $0 to $630,000 (2 times the target amount) based on performance. Payment would be delivered in March of 2002. Assuming you accept this offer and report to work before August 1, 2001, you will receive a Performance Award, based on actual company and individual performance, for the year 2001. Payment would be delivered in March of 2002. For 2001 only, if the actual payment delivered in March of 2002 is less than the target award amount ($315,000), an additional payment representing the difference will be made to you.
Cash Bonus:	As an additional incentive, after acceptance of this offer and reporting to work, you will receive a lump sum bonus in the amount of $250,000 (gross).
Stock Options:
You will also be eligible to participate in our Long Term Incentive Program each year. At your level in the corporation, this program generally includes one or more types of stock awards on an annual basis. For 2001, your award will consist of regular, market price stock options. After acceptance of this offer and reporting to work, you will receive:
	1.	A Stock Options grant of 40,000 shares. This is to directly replace the 2001 stock options grant you would lose upon leaving your current employer.

	2.	A Stock Options grant of an additional 50,000 shares. This grant, plus the replacement grant of 40,000 shares, is your total Long-Term Incentive Program grant for the calendar year 2001.
3.
In addition, as a special one-time incentive, you will be granted 10,000 Dividend Units shortly after the time of your hire. Dividend Units represent a payment equal to the actual dividend paid on a share of Common Stock of The Dow Chemical Company, with a term of twenty years from the time of grant. Dow estimates the present value of these units to be approximately $150,000.
	4.	For the 2002 calendar year, you will be granted one or more stock awards with a minimum Black-Scholes value of $1,000,000.
Pension Issues:
It is our understanding that you would experience a significant pension shortfall as a result of accepting this position and leaving your current employer at this time. Based upon the data available to Dow, the present value of this pension shortfall is just over $900,000. In order to facilitate your acceptance of this offer, Dow will make the following provisions:
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A grant of 15,000 deferred shares of The Dow Chemical Company common stock (with a five-year deferral period) will be made upon your acceptance of this offer and reporting to work. These shares, with a market value of approximately $540,000 at the current market price, will be delivered at the end of the five-year deferral period so long as you remain employed, in good standing, with The Dow Chemical Company through the scheduled delivery date. Dividend Equivalent payments on these shares will be made quarterly throughout the deferral period.
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A deferred cash account, with an initial balance of $400,000, will be established upon your acceptance of this offer and reporting to work. You will have the ability to direct the investment of these funds, with an array of fixed income and equity investment vehicles from which to choose. The account balance will vest 20% per year on approximately the anniversary date of your employment, so long as you remain an employee in good standing through each vesting date.

The total present value of these two tax-deferred arrangements more than offsets the present value of the pension shortfall from your current employer as understood by Dow. In addition, you will participate in the Dow Employee Pension Plan during the time of your employment, subject to a five-year vesting period. This pension plan design, known as a Pension Equity Plan, is very favorable to mid-career hires that have built a significant career elsewhere before joining The Dow Chemical Company. For example, if you join Dow and work for five years, we would estimate that a cash value pension balance of over $900,000 would accrue over this time, yielding an immediate annuity of over $90,000 per year, for life.
Benefits:
In addition to a full array of employee benefits for which all U.S.-based salaried employees are eligible, you will also be eligible to participate in several of Dow's Executive Benefits Programs, including support for financial planning, executive physical examinations, and special life insurance programs.

Relocation:
You are eligible for Dow's North American Relocation Package for transferees, with a period of one year after your hire date to access the benefits provided by the package. All provisions will apply except you will not be eligible for a geographic cost of living allowance. The major components of our transferee policy include a house-hunting trip, a guaranteed offer to purchase your home in the departure location, new home closing costs for your home in your destination location, the shipment of your household goods, final move expenses and one month's net salary for relocation related expenses that are not covered by the policy.

Upon acceptance of this offer, Dow will inform our relocation services supplier, Cendant Mobility, to contact you to review the policy provisions in detail. If you should wish to do this in advance of accepting Dow's offer, let me know and I will arrange for Cendant to contact you.
Vacation:
You will receive 28 days of vacation for the calendar year 2001, prorated to your date of hire. You will enter the Dow vacation schedule with 28 days in 2002, at the equivalent of 22 years of service credited for vacation eligibility.

        This job offer is contingent upon:

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  Ensuring that your commencing employment with Dow does not violate any confidentiality and/or non-competition agreements you may have entered into with your current or former employers.

        Continued employment is contingent upon complying with the following requirements:

  •
  Signing (2) Dow Chemical Employee Agreement forms (patent and trade secret) on your report-to-work date, a sample of which is enclosed for your review.

  •
  Completing a baseline physical examination during the first week of employment by the Dow Occupational Medical Department to establish your Dow health record. This testing is not being conducted to identify pre-existing conditions or to diagnose a specific condition. It is being conducted to establish a baseline history of your health during your first week of employment with Dow.

  •
  Passing a screening for illegal and controlled substances (negative results) during the first week of employment by the Dow Occupational Medical Department.

        Dick—I know this offer is quite complex, and may require an explanation of the details of the compensation and benefits that make up the package. I would propose that you take the time to contact Chip Bell, our Global Director of Compensation and Benefits. Chip would be happy to meet with you, either in person or by telephone, to go over the offer and answer any questions that you may have.

        As I mentioned in the opening of this letter, I truly believe that you are the right candidate for the critical position of leading Dow's Law Department at this point in our journey, in addition to making a valuable contribution in running the corporation as a key member of the Corporate Operating Board. The leadership and expertise you bring will be particularly valuable, and as such, I hope that you will choose to accept this offer. Please give it your full consideration and if you accept, please indicate your acceptance by signing and returning the second copy of this letter on or before Monday, July 30th, 2001.

        Again, if we can answer any questions or concerns that will assist you with your decision, please call me or Larry Washington.

Sincerely,

/s/ Michael D. Parker Michael D. Parker Chief Executive Officer The Dow Chemical Company 2030 Dow Center Midland, MI 48674 cvb
Acceptance of Dow Offer:
/s/ Richard L. Manetta Signature	July 29, 2001 Date

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